KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Website : www.klk.com.my)

03032539

03 OCT -7 AM 7:21

SUPPL

BY COURIER

Our Ref : KLK/SE

1 October 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	TITLE
	CHANGE IN BOARDROOM
29 Sept. 2003	Resignation of Director – Ong Beng Kee
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
20 Sept. 2003	Employees Provident Fund Board
24 Sept. 2003	Employees Provident Fund Board (2 sets)
30 Sept. 2003	Employees Provident Fund Board
30 Sept. 2003	Dato' Lee Soon Hian
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
30 Sept. 2003	Dato' Lee Soon Hian

Kindly acknowledge receipt of the enclosures at the e-mail address stanleylim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention : Ms Tintin Subagyo

10/7

sh/adr/aug03

Form Version 2.0

Change in Boardroom

Submitted by **KUALA LUMPUR KEPONG** on **29/09/2003 04:58:36 PM**
Reference No **KL-030929-A0F5C**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Date of change	:	**30/09/2003**
* Type of change	:	**Resignation**
* Designation	:	**Director**
* Directorate	:	● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Ong Beng Kee**
* Age	:	**60**
* Nationality	:	**Malaysian**
* Qualifications	:	**Associate of the Incorporated Society of Planters; Advanced Management Course from Templeton College, Oxford**
* Working experience and occupation	:	**Managing Director (Plantations) - KLK; Council Member of the Malaysian Palm Oil Association; Executive Committee Member of The Malayan Agricultural Producers Association**
* Directorship of public companies (if any)	:	**Nil**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**
Remarks	:	

Our Managing Director (Plantations), Mr Ong Beng Kee, will retire on 30 September 2003, having reached the age of 60 and after having served more than 27 years with the KLK Group. Mr Ong will also resign from the KLK Board on the same date. In view of his vast experience and to ensure continuity, he will be engaged as a Plantations Consultant to the KLK Group.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20/09/2003 11:38:40 AM
Reference No KL-030920-3DE4A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **10/09/2003**	* **151,000**	
Disposed	**10/09/2003**	**250,000**	
Acquired	**11/09/2003**	**250,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market and Sales of Equity**
* Nature of interest : **Direct**

Direct (units) : **41,729,900**
Direct (%) : **5.88**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change**	:	**41,729,900**
* Date of notice	:	**11/09/2003**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 24/09/2003 04:23:21 PM
Reference No KL-030924-DBF64

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **16/09/2003**	* **27,300**	
Acquired	**17/09/2003**	**495,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **42,760,400**
Direct (%) : **6.02**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change**	:	**42,760,400**
* Date of notice	:	**17/09/2003**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 24/09/2003 04:23:09 PM
Reference No KL-030924-DBF63

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* 12/09/2003	* 369,400	
Acquired	15/09/2003	249,800	
Disposed	15/09/2003	111,000	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market and Sales of Equity**
* Nature of interest : **Direct**

Direct (units) : **42,238,100**
Direct (%) : **5.95**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change**	:	**42,238,100**
* Date of notice	:	**15/09/2003**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/09/2003 04:01:25 PM**
Reference No **KL-030930-BE5EB**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **18/09/2003**	* **196,000**	
Acquired	**19/09/2003**	**284,900**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**43,241,300**
Direct (%)	:	**6.09**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of securities after change**	:	**43,241,300**
* Date of notice	:	**19/09/2003**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/09/2003 10:04:48 AM**
Reference No **KL-030930-AFA62**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* 22/09/2003	* 100,000	

* Circumstances by reason of which change has occurred	:	**Direct Interest**
* Nature of interest	:	**Direct**
Direct (units)	:	**700,000**
Direct (%)	:	**0.1**
Indirect/deemed interest (units)	:	**329,997,600**
Indirect/deemed interest (%)	:	**46.48**
* **Total no of securities after change**	:	**330,697,600**

* Date of notice : **26/09/2003**

Remarks :
fsc

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/09/2003 10:05:01 AM**
Reference No **KL-030930-AFA63**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **22/09/2003**	* **100,000**	**6.000**

Circumstances by reason of which change has occurred	:	**Direct Interest**
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**700,000**
Direct (%)	:	**0.1**
Indirect/deemed interest (units)	:	**329,997,600**
Indirect/deemed interest (%)	:	**46.48**
* Date of notice	:	**26/09/2003**
Remarks	:	